Exhibit 99.2

FORM 6

CERTIFICATE OF COMPLIANCE

TO:    CANADIAN SECURITIES EXCHANGE (“CSE”)

Acreage Holdings, Inc. (the “Listed Issuer”) hereby certifies to CSE that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in Policy 1).

Date:	May 7, 2019

Signed:	/s/ Kevin Murphy
(Signature)

Kevin Murphy
(Print Name)

Chief Executive Officer
(Print Office)

FORM 6 – CERTIFICATE OF COMPLIANCE
January 2015